UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2013

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 8,
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2013

INDEX

PAGE

Financial Statements (Unaudited)

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the three months and nine months ended September 30, 2013 and 2012	3

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the three months and nine months ended September 30, 2013 and 2012	4

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	5

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	6

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners' Capital/Owners' Equity for the nine months ended September 30, 2013 and 2012	7

Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements	8

Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

Quantitative and Qualitative Disclosures About Market Risk	38

Exhibits	42

SIGNATURES	42

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit amounts)	2013	2012	2013	2012
Total operating revenues (1)	87,633	79,662	240,859	209,458

Vessel operating expenses (2)	12,575	10,891	39,775	32,437
Voyage and commission expenses	736	1,177	3,948	2,219
Administrative expenses (3)	1,020	1,677	3,614	5,714
Depreciation and amortization	17,485	13,911	48,150	36,800
Total operating expenses	31,816	27,656	95,487	77,170

Operating income	55,817	52,006	145,372	132,288

Financial income (expenses)
Interest income	266	439	798	1,015
Interest expense	(11,381)	(10,892)	(32,350)	(27,152)
Other financial items	(4,097)	(829)	(3,132)	(4,350)
Net financial expenses	(15,212)	(11,282)	(34,684)	(30,487)

Income before tax	40,605	40,724	110,688	101,801
Taxes (1)	(2,599)	(3,332)	(9,753)	(4,948)
Net income	38,006	37,392	100,935	96,853
Less: Net income attributable to non-controlling interests	(2,627)	(2,760)	(7,271)	(7,735)
Net income attributable to Golar LNG Partners LP Owners	35,379	34,632	93,664	89,118

Dropdown Predecessor's interest in net income	—	9,274	—	24,474
General partner’s interest in net income (4)	2,726	1,488	5,238	2,274
Limited partners’ interest in net income	32,653	23,870	88,426	62,370

Earnings per unit (See note 11):
Common unit (basic and diluted)	$0.62	$0.59	$1.60	$1.66
Subordinated unit (basic and diluted)	$0.52	$0.48	$1.55	$1.35
General Partner unit (basic and diluted)	$1.50	$0.55	$4.11	$1.54

Cash distributions declared and paid per unit in the period (See note 11):	$0.52	$0.44	$1.53	$1.30

_______________________________
(1) This includes taxes of $2.9 million for each of the three months ended September 30, 2013 and 2012, and $8.6 million and $4.5 million for the nine months ended September 30, 2013 and 2012, respectively, recognized as revenues as these are recoverable from the charterers.
(2) This includes related party ship management fee recharges of $2.1 million and $1.0 million for the three months ended September 30, 2013 and 2012, respectively, and $5.6 million and $3.2 million for the nine months ended September 30, 2013 and 2012, respectively. See note 9.
(3) This includes related party management and administrative fee recharges of $0.5 million and $0.9 million for the three months ended September 30, 2013 and 2012, respectively, and $1.8 million and $2.2 million for the nine months ended September 30, 2013 and 2012, respectively. See note 9.
(4) This includes net income attributable to Incentive Distribution Rights ("IDRs") holders for the three months ended September 30, 2013 and 2012 of $2.0 million and $nil, respectively, and for the nine months ended September 30, 2013 and 2012 of $3.4 million and $nil, respectively.

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2013	2012	2013	2012
Net income	38,006	37,392	100,935	96,853
Other comprehensive income:
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	(1,584)	(137)	5,775	(158)
Other comprehensive (loss) income	(1,584)	(137)	5,775	(158)
Comprehensive income	36,422	37,255	106,710	96,695
Comprehensive income attributable to:
Partners' capital/Owner's equity in Golar LNG Partners LP	33,795	34,495	99,439	88,960
Non-controlling interest	2,627	2,760	7,271	7,735

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
(in thousands of $)	2013	2012
ASSETS
Current
Cash and cash equivalents	49,832	66,327
Restricted cash and short-term investments	24,356	30,900
Other current assets	13,741	4,336
Amounts due from related parties	—	3,883
Inventories	2,901	1,924
Total Current Assets	90,830	107,370
Non-current
Restricted cash	145,032	190,523
Vessels and vessels under capital leases, net	1,423,310	1,192,779
Other long term assets	23,529	20,302
Total Assets	1,682,701	1,510,974

LIABILITIES AND EQUITY
Current
Short-term debt due to related parties	20,000	—
Current portion of long-term debt	76,701	64,822
Current portion of obligations under capital leases	—	5,837
Other current liabilities	92,277	94,629
Amounts due to related parties	11,061	4,429
Total Current Liabilities	200,039	169,717
Non-current
Long-term debt	870,688	639,697
Long-term debt due to related parties	33,254	34,953
Obligations under capital leases	155,395	406,534
Other long-term liabilities	18,061	18,529
Total Liabilities	1,277,437	1,269,430
Equity
Partners' capital:
Common unitholders	321,105	169,515
Subordinated unitholders	4,522	3,713
General partner interest	9,319	5,447
Total Partners' capital	334,946	178,675
Accumulated other comprehensive income	(3,214)	(8,989)
	331,732	169,686
Non-controlling interest	73,532	71,858
Total equity	405,264	241,544
Total liabilities and equity	1,682,701	1,510,974

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
(in thousands of $)	2013	2012
OPERATING ACTIVITIES
Net income	100,935	96,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48,150	36,800
Amortization of deferred tax benefit on intragroup transfers	—	(912)
Amortization of deferred charges	4,943	727
Drydocking expenditure	(48,832)	(7,000)
Unrealized foreign exchange (gains)/losses	(7,637)	5,061
Interest element included in obligations under capital leases	174	273
Change in assets and liabilities, net of effects from purchase of Golar Maria:
Trade accounts receivable	(5,815)	(1,971)
Inventories	(845)	329
Prepaid expenses, accrued income and other assets	(3,614)	(4,051)
Amount due to/from related companies	4,244	3,358
Trade accounts payable	(1,728)	1,791
Accrued expenses	3,442	8,923
Other current liabilities	4,854	(17,082)
Net cash provided by operating activities	98,271	123,099

INVESTING ACTIVITIES
Additions to vessels and equipment	(15,980)	(77,381)
Acquisition of Golar Maria (net of cash acquired) (1)	(117,517)	—
Restricted cash and short term investments	51,464	(7,447)
Net cash used in investing activities	(82,033)	(84,828)

FINANCING ACTIVITIES
Proceeds from issuance of equity	130,244	221,746
Proceeds from short-term debt from a related party	20,000	—
Proceeds from long-term debt	230,000	155,000
Repayments of obligations under capital leases	(2,365)	(4,677)
Payment in connection with lease terminations (see note 7)	(250,980)	—
Repayments of long-term debt	(60,698)	(30,766)
Non-controlling interest dividend	(5,597)	(1,199)
Cash distributions paid	(88,698)	(55,112)
Distribution to Golar for acquisition of NR Satu	—	(386,890)
Contributions from Dropdown Predecessor	—	65,759
Financing costs paid	(4,639)	(844)
Net cash used in financing activities	(32,733)	(36,983)

Net (decrease) increase in cash and cash equivalents	(16,495)	1,288
Cash and cash equivalents at beginning of period	66,327	49,218
Cash and cash equivalents at end of period	49,832	50,506
 (1) In addition to the cash consideration paid for the acquisition, there were non-cash considerations including assumption of bank debt of $89.5 million, interest rate swap liability of $3.1 million and other purchase price adjustments of $5.5 million (see note 12).

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENDSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS' CAPITAL/ OWNERS' EQUITY

(in thousands of $)	Dropdown Predecessor Equity	Partners' capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
		Common Units	Sub-ordinated Units	General Partner
Combined balance at December 31, 2011	208,069	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income	24,474	38,187	24,183	2,274	—	89,118	7,735	96,853
Other comprehensive loss	—	—	—	—	(158)	(158)	—	(158)
Cash distributions	—	(33,275)	(20,735)	(1,102)	—	(55,112)	—	(55,112)
Non-controlling interest dividend	—	—	—	—	—	—	(1,199)	(1,199)
Net proceeds from issuance of common units	—	217,311	—	4,435	—	221,746	—	221,746
Movements in invested equity	56,712	—	—	—	—	56,712	—	56,712
Elimination of equity not transferred to the Partnership	9,047	—	—	—	—	9,047	—	9,047
Purchase of NR Satu from Golar	(386,890)	—	—	—	—	(386,890)	—	(386,890)
Allocation of Dropdown Predecessor equity - NR Satu	128,077	(125,514)	—	(2,563)	—	—	—	—
Combined balance at September 30, 2012	39,489	126,872	3,817	4,581	(5,197)	169,562	69,470	239,032

(in thousands of $)	Dropdown Predecessor Equity	Partners' capital			Accumulated Other Comprehensive (Loss) Income	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
		Common Units	Sub-ordinated Units	General Partner
Consolidated balance at December 31, 2012	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	—	63,214	25,212	5,238	—	93,664	7,271	100,935
Other comprehensive gain	—	—	—	—	5,775	5,775	—	5,775
Cash distributions (1)	—	(59,903)	(24,403)	(4,392)	—	(88,698)	—	(88,698)
Net proceeds from issuance of common units	—	127,639	—	2,605	—	130,244	—	130,244
Contribution to equity (see note 7)	—	20,640	—	421	—	21,061	—	21,061
Non-controlling interest dividend	—	—	—	—	—	—	(5,597)	(5,597)
Consolidated balance at September 30, 2013	—	321,105	4,522	9,319	(3,214)	331,732	73,532	405,264

(1) This includes cash distributions to IDR holders for the nine months ended September 30, 2013 of $2.7 million.

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the "Partnership") is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited ("Golar") in September 2007, to own and operate liquefied natural gas ("LNG") carriers and floating storage regasification units ("FSRUs") under long-term charters. As of September 30, 2013, the Partnership has a fleet of four LNG carriers and four FSRUs.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated and combined carve-out interim financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated and combined carve-out interim financial statements should be read in conjunction with the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2012, which are included in the Partnership's Annual Report on Form 20-F.

The Partnership acquired from Golar, the subsidiaries which lease and operate the LNG carrier, the Golar Grand, in November 2012. The Partnership has accounted for this acquisition as a reorganization of entities under common control. Accordingly, the Partnership's financial statements for the three and nine months ended September 30, 2012 have been retroactively adjusted to include the results of this vessel (herein referred to as the "Dropdown Predecessor" within this report) prior to the date this vessel was acquired by the Partnership, as if the Partnership had acquired this vessel when she began operations under the ownership of Golar. The periods retroactively adjusted include all periods the Partnership, the Golar Grand was under common control. As a result, this transaction has been recorded at historical book value and the excess of the consideration paid by the Partnership over Golar's historical cost is accounted for as an equity distribution to Golar.

The effect of adjusting the Partnership's previously filed financial statements to account for this common control exchange is shown below:

	Three months ended September 30, 2012			Nine months ended September 30, 2012
(in thousands of $)	As revised	Change	As reported	As revised	Change	As reported
Income statement
Time charter revenues	79,662	11,034	68,628	209,458	29,769	179,689
Net income	37,392	7,811	29,581	96,853	20,127	76,726

The condensed consolidated and combined carve-out financial statements reflect the results of operations and cash flows for the three month and nine month period ended September 30, 2012 of the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Dropdown Predecessor.  Accordingly, the historical combined carve-out financial statements reflect adjustments for allocations of certain expenses such as administrative expenses (including share options and pension costs), realized and unrealized interest rate and foreign currency swap derivatives for the period prior to the acquisition date of the vessels referred to as the Dropdown Predecessor. Allocated costs (income) included in the accompanying condensed consolidated and combined carve-out statements of income are as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2013	2012	2013	2012
Administrative expenses	—	263	—	1,365
Pension costs	—	54	—	220
Net financial (income) expenses	—	(249)	—	150
	—	68	—	1,735

Under the Partnership Agreement, the general partner has irrevocably delegated to the Partnership's board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, Golar Partners. During the period from the Partnership's initial public offering ("IPO") in April 2011 until the time of the Partnership's first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of the Partnerhip's board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Golar and as a consequence, from this date, the Partnership will no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

In February 2013, the Partnership acquired from Golar 100% interests in the subsidiary that owns and operates the LNG carrier, the Golar Maria, which the Partnership accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria are consolidated into the Partnership's results from the date of its acquisition. There has been no retroactive restatement of the Partnership's financial statements to reflect the historical results of the Golar Maria prior to its acquisition.

Management has deemed the related allocations reasonable to present the financial position, results of operations and cash flows of the Dropdown Predecessor on a stand-alone basis. Furthermore, in the opinion of management these condensed consolidated and combined carve-out interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership's consolidated financial position, results of operations, changes in equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated and combined interim financial statements are consistent with those followed in the preparation of the Partnership's audited consolidated and combined carve-out financial statements for the year ended December 31, 2012.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The effect of this to the Partnership's interim consolidated financial statements is included in note 8.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on the Partnership’s consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on the Partnership’s consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment did not have a material impact on the Partnership’s consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Partnership is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

In July 2013, the FASB amended Accounting Standards Codification (ASC) Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments shall be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Partnership did not enter into any qualifying new or redesignated hedging relationships after July 17, 2013 up to the date of these consolidated financial statements.

4.                                      SEGMENTAL INFORMATION

The Partnership has not presented segmental information as the Partnership considers that it operates in one reportable segment, the LNG market. During the three and nine months ended September 30, 2013 and 2012, the Partnership's fleet operated under time charters and in particular with six charterers, Petrobras, DUSUP, Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc and Eni SpA. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership's vessel will serve. These routes can be worldwide except for the Partnership's FSRUs which operate at specific locations. Accordingly, the Partnership's management, including the chief operating decision makers, do not evaluate the Partnership's performance either according to customer or geographical region.

For the three and nine months ended September 30, 2013 and 2012, revenues from the following customers accounted for over 10% of the Partnership's consolidated and combined revenues:

	Three months ended September 30,				Nine months ended September 30,
(in thousands of $)	2013		2012		2013		2012
Petrobras	25,385	29%	24,022	30%	61,178	25%	71,270	34%
DUSUP	12,105	14%	12,143	15%	35,923	15%	36,178	17%
Pertamina	9,551	11%	9,455	12%	27,595	11%	27,839	13%
BG Group plc	17,448	20%	17,399	22%	49,029	20%	40,922	20%
PTNR	16,505	19%	16,643	21%	48,974	20%	25,433	12%

Geographic segment data

The following geographical data presents the Partnership's revenues and fixed assets with respect only to its FSRUs, operating under long-term charters, at specific locations.

Revenues	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2013	2012	2013	2012

Brazil	25,385	24,022	61,178	71,270
United Arab Emirates	12,105	12,143	35,923	36,178
Indonesia	16,505	16,643	48,974	25,433

The following describes the Partnership's long-lived assets by country. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Fixed assets	September 30,	December 31,
(in thousands of $)	2013	2012

Brazil	415,609	379,061
United Arab Emirates	145,375	153,097
Indonesia	237,384	247,942

5.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2013	2012	2013	2012
Amortization of deferred financing costs	(868)	(243)	(4,943)	(727)
Unrealized (mark-to-market) (losses) gains for interest rate swaps	(239)	(719)	6,856	(1,044)
Interest expense on un-designated interest rate swaps	(2,187)	(1,238)	(5,438)	(3,607)
Mark-to-market adjustment for currency swap derivatives	—	5,190	(4,839)	6,308
Foreign exchange (loss) gain on capital lease obligations and related restricted cash	(298)	(3,648)	7,286	(5,170)
Foreign exchange (losses) gains on operations	(186)	(83)	(230)	267
Other	(319)	(88)	(1,824)	(377)
	(4,097)	(829)	(3,132)	(4,350)

6.                                      DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

Debt

As of September 30, 2013 and December 31, 2012, the Partnership had total long-term debt outstanding of $980.6 million and $739.5 million, respectively. The increase is attributable to the bank debt assumed upon the acquisition of the Golar Maria in February 2013 and the refinancing of the Golar Winter and Golar Grand leases with a new loan facility as further described below. In addition, in May 2013, the Partnership drew down $20 million from its revolving Sponsor credit facility with Golar. The Sponsor credit facility is unsecured, interest free and repayable in April 2014.

Golar Maria facility

The Golar Maria facility is secured against the Golar Maria and was assumed by the Partnership upon the acquisition of the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million , but the balance outstanding under the facility at the date of acquisition was $89.5 million. The Golar Maria facility bears interest at LIBOR plus a 0.95% margin and is repayable in quarterly installments with a final balloon payment of $80.8 million due in December 2014.

Golar Partners Operating credit facility

In June 2013, the Partnership refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility. In September 2013, the Partnership drew down $5 million from the revolving credit facility. As of September 30, 2013, the Partnership had an undrawn balance of $45 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3%.

In April 2013, the Partnership received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. The Partnership is now in compliance with all covenants and expects to remain so for the foreseeable future.

Obligations under capital leases

The Partnership’s capital lease obligations as of September 30, 2013 and December 31, 2012 were $155.4 million and $412.4 million, respectively. The decrease is due to the termination of the Golar Winter and Grand lease obligations in June 2013 (see note 7).

7.                                      LEASE TERMINATIONS

In connection with the refinancing of the Golar Winter and the Golar Grand in June 2013 (see note 6), the Partnership made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. These transactions were between controlled entities and therefore a contribution to equity of $21.1 million has been recognized. The vessels continue to be recorded at their historical book values.

8.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Partnership may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Partnership has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  The Partnership does not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts, however the Partnership does not anticipate non-performance by any of its counterparties.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Certain interest rate swap agreements qualify and are designated for accounting purposes as cashflow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Partnership's financial instruments as of September 30, 2013 and December 31, 2012 are as follows:

		September 30, 2013		December 31, 2012
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	49,832	49,832	66,327	66,327
Restricted cash and short-term investments	Level 1	169,388	169,388	221,423	221,423
Short-term debt due to related party	Level 3	20,000	20,000	—	—
High-yield bonds (1)	Level 1	216,148	221,552	233,804	234,708
Long-term debt — floating (2)	Level 2	764,495	764,495	505,668	505,668
Obligations under capital leases (2)	Level 2	155,395	155,395	412,371	412,371

Derivatives:
Interest rate swaps liability (3) (4)	Level 2	19,156	19,156	24,991	24,991
Interest rate swaps asset (3) (4)	Level 2	2,371	2,371	—	—
Foreign currency swaps liability (3)	Level 2	—	—	20,527	20,527
Cross currency interest rate swap liability (5)	Level 2	14,566	14,566	1,819	1,819
___________________________________

(1) High-yield bonds with a carrying value of $216.1 million and $233.8 million as of September 30, 2013 and December 31, 2012, respectively, which is included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of September 30, 2013 was $221.6 million, which is 102.50% of their face value.

(2) The Partnership's debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of September 30, 2013 and December 31, 2012 was a net liability of $5.3 million (with a notional amount of $393.4 million) and a net liability of $5.9 million (with a notional amount of $466.8 million), respectively. The expected maturity of these interest rate agreements is from November 30, 2013 to July 6, 2020. Accordingly, for the nine months ended September 30, 2013 and 2012, a $4.5 million gain and a $0.2 million loss, respectively, have been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in such periods.

(5)
The Partnership issued NOK denominated senior unsecured bonds. In order to hedge the Partnership's exposure, it entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. The Partnership designated the cross currency interest rate swap as a cash flow hedge. As of September 30, 2013, the following are the details on the cross currency interest rate swap:

Instrument (in thousands)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(14,566)
As of September 30, 2013 and December 31, 2012, the Partnership's accumulated other comprehensive income included an unrealized loss of $3.8 million and $5.1 million, respectively, in respect of the cross currency interest rate swap designated as a cash flow hedge.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Certain methods and assumptions were used to estimate the fair value of each class of financial instruments. The carrying amounts of accounts receivables, accounts payables and accrued liabilities approximate fair values because of the short maturity of those instruments.

The carrying values of cash and cash equivalents, which are highly liquid, are considered to be a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The carrying value of short-term debt due to related party refers to the Partnership's revolving credit facility with Golar. The carrying amount of this debt approximates its fair value because of the short maturity of this instrument.

The estimated fair value of our high yield bonds is based on the quoted market price as of the balance sheet date.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Partnership and its swap counterparties.  The mark-to-market gain or loss on the Partnership's interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period are reported in the statement of operations caption "other financial items, net" (see note 5).

As of September 30, 2013, the Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	993,709	(1)	2013	to	2020	0.92%	to	6.49%
(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described in footnote 5 above.

During the nine months ended September 30, 2013, the Partnership entered into new interest rate swaps with a notional value of $222.5 million. In addition, following the acquisition of the Golar Maria in February 2013, the Partnership assumed Golar Maria's bank debt and the related interest rate swap with a notional value of $50 million.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Partnership's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Partnership the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Partnership. Despite the master netting arrangements in place, as of September 30, 2013, the interest rate swap assets cannot be offset against the interest rate swap liabilities as these are with different counterparties.

The cross currency interest rate swap has a credit support arrangement that require the Partnership to provide cash collateral in the event that the market valuation drops below a certain level. Valuations are currently above these levels and there is no cash collateral that has been provided in the period.

As of September 30, 2013, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $993.7 million (December 31, 2012: $759.6 million).

Hedging

The impact of ineffectiveness is immaterial for the three months and nine months ended September 30, 2013.  There are also no material amounts currently held in Accumulated Other Comprehensive Income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

9.             RELATED PARTY TRANSACTIONS

Net expenses (income) from related parties:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2013	2012	2013	2012
Transactions with Golar and affiliates:

Management and administrative services fees (a)	455	864	1,848	2,187
Ship management fees (b)	2,102	1,049	5,558	3,172
Interest expense on Golar Energy loan (c)	—	—	—	829
Interest expense on high-yield bonds (d)	869	—	2,041	—
Interest expense on Golar LNG vendor financing loan (for the Golar Freeze) (e)	—	3,835	—	11,421
Interest expense on Golar LNG vendor financing loan (for the NR Satu) (f)	—	2,151	—	2,151
Total	3,426	7,899	9,447	19,760

The amounts set forth in the table above exclude allocations for administrative expenses, pension costs and other financial items as described in note 2, relating to the Dropdown Predecessor.

Receivables (payables) from related parties:

As of September 30, 2013 and December 31, 2012 balances with related parties consisted of the following:

(in thousands of $)	September 30, 2013	December 31, 2012
Trading balances due to Golar and affiliates (g)	(11,061)	(546)
Short-term loan due to Golar (h)	(20,000)	—
High-yield bonds (d)	(33,254)	(34,953)
	(64,315)	(35,499)

(a) Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days' written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar LNG Energy Limited ("Golar Energy"). The loan was unsecured, repayable on demand and bore interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu in July 2012, all amounts payable to Golar Energy by the subsidiaries acquired by the Partnership, including Golar Singapore, were extinguished .

(d) High-yield bonds - In October 2012, the Partnership completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35.0 million (NOK 200 million) was issued to Golar. As of September 30, 2013, the U.S. dollar equivalent of the bonds issued to Golar was $33.3 million.

(e) Golar LNG vendor financing loan for the Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a payment of $222.3 million due in October 2014. The loan was repaid in October 2012.

(f) Golar LNG vendor financing loan for the NR Satu - In connection with the purchase of the NR Satu from Golar in July 2012, the Partnership entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 using the proceeds from the NR Satu facility.

(g) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services and may include working capital adjustments in respect of acquisitions from Golar.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(h) $20 million revolving credit facility - On April 13, 2011, the Partnership entered into a $20 million revolving credit facility with Golar.  The facility matures in April 2014 and is unsecured and interest-free. In May 2013, the Partnership drew down $20 million from the facility.

(i)  Dividends to China Petroleum Corporation - During the three months and nine months ended September 30, 2013 and 2012, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $5.6 million and $5.6 million, and $nil and $1.2 million, respectively.

(j) Acquisitions from Golar - The Partnership acquired from Golar subsidiaries which own or lease and operate the NR Satu, the Golar Grand and the Golar Maria. The acquisition of the first two vessels were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The acquisition of the Golar Maria was accounted for as a business combination (see note 12).

The board of directors of the Partnership ("the Board") and the conflicts committee of the Board ("the Conflicts Committee") approved the purchase price for each transaction and the respective NR Satu vendor financing loan and Golar Grand option agreement. The Conflicts Committe retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The details of each transaction are as follows:

	2012
(in millions of $)	Golar Grand	NR Satu
Purchase consideration	176.8	388.0
Less: Net assets acquired
- Vessel – historic book value	127.5	257.6
- Capital lease obligation assumed (net of restricted cash)	(90.8)	—
- Other net assets/(liabilities)	6.4	(1.9)
Total net assets acquired	(43.1)	(255.7)
Deduction to equity	133.7	132.3

(k) Payment under Omnibus Agreement - During the period, the Partnership incurred expenses of $3.4 million, which was indemnified by Golar as part of the Omnibus agreement

Golar Grand option
In connection with the acquisition of the Golar Grand in November 2012, the Partnership entered into an option agreement with Golar ("Option Agreement"). Under the Option Agreement, the Partnership has an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess' leasing arrangement, including losses in connection with the termination thereof.

In addition, Golar has agreed to indemnify the Partnership against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of the Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreements entered into between Golar and the Partnership on October 19, 2011 and July 19, 2012, Golar agreed to extend the above environmental and other indemnifications set forth in the two immediately preceding paragraphs to include any liabilities relating to the Golar Freeze and the NR Satu.

Acquisition of the Golar Maria

Under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on February 7, 2013, Golar has agreed to indemnify the Partnership against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold and to the extent that the Partnership notifies Golar within five years of February 7, 2013.

10.          OTHER COMMITMENTS AND CONTINGENCIES

The following table sets forth the book value of the Partnership's vessels secured against long term loans and capital leases.

Assets Pledged

(in thousands of $)	At September 30, 2013	At December 31, 2012
Book value of vessels secured against long-term loans and capital leases	1,423,310	1,192,779

Other contractual commitments and contingencies

Insurance

The Partnership insures the legal liability risks for its shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, the Partnership is subject to calls payable to the associations based on the Partnership’s claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to the lessor as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the UK vessel lessor, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event of a termination by the Partnership, the Partnership would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that were received, together with fees that were incurred in connection with the leasing transactions, post additional security or make additional payments to its lessors. As of September 30, 2013, the Partnership has one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of September 30, 2013 there was a net accrued loss of $0.1 million.

Golar has agreed to indemnify the Partnership against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the remaining lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Winter modification

In January 2012, the Partnership agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras' decision to relocate the Golar Winter from Rio de Janeiro to Bahia. The Partnership began the modification works in the second quarter of 2013 and the vessel was delivered in July 2013. The total cost of these modifications together with the drydocking cost was approximately $30 million.

Legal proceedings and claims

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.

PT Golar Indonesia, a subsidiary of the Partnership that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and the Partnership is of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. The Partnership believes that it is not probable that these claims will be successful if they are filed and therefore as of September 30, 2013, has not recorded any provision. The Partnership is unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant, the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against the Partnership, under the indemnity provisions of the Time Charter Party, the Partnership believes it has full recourse against the charterer, PT Nusantara Regas. Furthermore, as part of the acquisition of the NR Satu in July 2012 from Golar, Golar has also agreed to indemnify the Partnership against any such losses under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on July 19, 2012.

11.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution provisions set forth in the Partnership's First Amended and Restated Agreement of Limited Partnerships, as amended (the "Partnership Agreement"). The calculations of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $, except per unit data)	2013	2012	2013	2012
Net income attributable to general partner and limited partner interests	35,379	34,632	93,664	89,118
Less: Dropdown Predecessor net income	—	(9,274)	—	(24,474)
Less: distributions paid (1)	(31,177)	(22,476)	(92,410)	(60,442)
Undistributed earnings	4,202	2,882	1,254	4,202
Net income attributable to:
Common unitholders	25,313	17,275	64,203	41,899
Subordinated unitholders	8,334	7,576	24,762	21,453
General Partner (2)	1,732	507	4,699	1,293

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	40,563	29,232	40,010	25,177
Subordinated unitholders	15,949	15,949	15,949	15,949
General Partner	1,153	922	1,142	839
Earnings per unit (basic and diluted):
Common unitholders	$0.62	$0.59	$1.60	$1.66
Subordinated unitholders	$0.52	$0.48	$1.55	$1.35
General Partner (2)	$1.50	$0.55	$4.11	$1.54

Cash distributions declared and paid in the period per unit (3):	$0.52	$0.44	$1.53	$1.30
Subsequent event: Cash distributions declared and paid per unit relating to the period (4):	$0.52	$0.48	$0.52	$0.48
 ______________________________________
(1)         This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the period end date. This includes cash distributions to IDR holders for the three months ended September 30, 2013 and 2012 of $1.0 million and $nil, respectively, and for the nine months ended September 30, 2013 and 2012 of $2.9 million and $nil, respectively.

(2)     This includes the net income attributable to IDR holders. The IDRs generally may not be transferred by the General Partner until March 2016. The net income attributable to IDRs for the three months ended September 30, 2013 and 2012 are $1.0 million and $nil, respectively, and for the nine months ended September 30, 2013 and 2012 are $2.9 million and $nil, respectively.

(3) Refers to cash distribution declared and paid during the period.

(4)         Refers to cash distribution declared and paid subsequent to the period end.

As of September 30, 2013, of the Partnership's total number of limited partner units outstanding, 49.1% were held by the public and the remaining units were held by Golar (including the General Partner's 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the provisions of the Partnership Agreement. Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners' capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period.

The General Partner's, common unitholders' and subordinated unitholder's interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership's board of directors to provide for the proper conduct of the Partnership's business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is currently entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, 98% to the common unitholders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•
Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•
the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder receives a total of $0.4428 per unit for that quarter (the "first target distribution");

•
second, 85% to all unitholders, pro rata, 2% to the General Partner and 13% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4813 per unit for that quarter (the "second target distribution");

•
third, 75% to all unitholders, pro rata, 2% to the General Partner and 23% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5775 per unit for that quarter (the "third target distribution"); and

•	thereafter, 50% to all unitholders, pro rata, 2% to the General Partner and 48% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2% general partner interest and that the Partnership does not issue additional classes of equity securities.

12.     ACQUISITION OF GOLAR MARIA

In February 2013, the Partnership acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017. The acquisition of the Golar Maria was deemed accretive to the Partnership's distributions.

The Partnership accounted for the acquisition of the Golar Maria as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The fair values allocated to each class of identifiable assets of Golar Maria and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)		February 7, 2013
Purchase consideration		127,910	(1)
Less: Fair value of net assets acquired:
Vessel and equipment	215,000
Cash	7,981
Fair value of interest rate swap	(3,096)
Long term debt	(89,525)
Other assets and liabilities	(2,450)
Subtotal		(127,910)
Difference between the purchase price and fair value of net assets acquired		—

(1) The purchase consideration of $127.9 million comprises the following:

(in thousands of $)
Cash consideration paid to Golar	125,500
Adjustment for the interest rate swap liability assumed	(3,096)
Purchase price adjustments	5,506
127,910

Revenue and profit contributions

Since the acquisition date, the business has contributed revenues of $18.2 million and net income of $9.6 million to the Partnership for the period from February 7, 2013 to September 30, 2013.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2013 and 2012, giving effect to the Partnership's acquisition of the Golar Maria as if it had taken place on January 1, 2013 and 2012.

(in thousands of $, except per unit data)	Nine Months Period Ended September 30, 2013	Nine Months Period Ended September 30, 2012
Revenues	243,819	216,485
Net income	102,504	100,393
Earnings per unit (basic and diluted):
Common unitholders	$1.64	$1.80
Subordinated unitholders	$1.55	$1.35
General Partner	$4.14	$1.62

13. EQUITY OFFERINGS

The following table shows the issuance of common and general partner units during the nine months ended September 30, 2013:

Date	Number of Common Units Issued (1)	Offering Price	Gross Proceeds (in thousands of $) (2)	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering (3)	Use of Proceeds
February 2013	4,316,947	$29.74	131,006	130,244	50.9%	Acquisition of the Golar Maria
______________________________
(1) Includes common units issued by the Partnership to Golar in a private placement made concurrently with the public offering of 416,947 common units.
(2) Includes General Partner's 2% proportionate capital contribution.
(3) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the nine months ended September 30, 2013:

(in units)	Common Units	Subordinated Units	GP Units
As of December 31, 2012	36,246,149	15,949,831	1,065,225
February 2013 offerings	4,316,947	—	88,101
As of September 30, 2013	40,563,096	15,949,831	1,153,326

14.          SUBSEQUENT EVENTS

On October 25, 2013, the Partnership declared a quarterly cash distribution of $0.5225 per unit in respect of the three months ended September 30, 2013. This cash distribution was paid on November 14, 2013 to all unitholders of record as of the close of business on November 4, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to "Golar LNG Partners LP," "Golar LNG Partners," the "Partnership," "we," "our," "us" or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and our Dropdown Predecessor. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Important Information Regarding Forward-Looking Statements" on page 40 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of  Golar LNG Partners LP included  in our Annual Report on Form 20-F for the year ended December 31, 2012.

References in this Report to "Dropdown Predecessor" refer to subsidiaries acquired from Golar LNG Limited ("Golar") during 2012 that had interests in the Golar Grand. We accounted for this acquisition as a reorganization of entities under common control. Accordingly, our interim financial statements have been retroactively adjusted to include the results of this vessel prior to the date this vessel was acquired by us, as if we had acquired this vessel when she began operations under the ownership of Golar. The periods retroactively adjusted include all periods that we and the Golar Grand were under common control.

Under the Partnership Agreement, the general partner has irrevocably delegated to the Partnership's board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, Golar Partners. During the period from the Partnership's initial public offering ("IPO") in April 2011 until the time of the Partnership's first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of the Partnerhip's board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Golar and as a consequence, the Partnership will no longer account for vessel acquisitions from Golar as transfer of a business between entities under common control.

In February 2013, the Partnership acquired from Golar interests in the company that owns and operates the LNG carrier, the Golar Maria. Accordingly, the results of the Golar Maria are consolidated into the Partnerhip's results from the date of its acquisition. There has been no retroactive restatement of the Partnership's financial statements to reflect the historical results of the Golar Maria prior to its acquisition.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  As of September 30, 2013, our fleet consists of four FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Significant developments in 2013

February 2013 Equity Offerings

In February 2013, we completed our third follow-on offering selling a total of 3,900,000 common units at a price of $29.74 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed $2.6 million to the Partnership to maintain its 2.0% general partner interest. Simultaneously, the Partnership also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. The net proceeds amounted to approximately $130 million from the public offering, the concurrent private placement and the general partner's contribution (together, the February 2013 Equity Offerings).

Golar Maria Acquisition

In February 2013, we acquired from Golar a 100% interest in the company that owns and operates the LNG carrier, the Golar Maria, for a purchase price of $215 million for the vessel, less assumed bank debt of $89.5 million and an adjustment for the fair value of the interest rate swap liability assumed of $3.1 million less other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter with an initial term expiring in December 2017. The acquisition of the Golar Maria was financed by assuming the debt on the vessel and the remainder from the net proceeds of its February 2013 Equity Offerings.

Golar Winter and Golar Grand Refinancing

In June 2013, we refinanced the Golar Winter and Golar Grand leases with a new five year $275 million loan facility. The facility is split into two tranches, a $225 million term loan and a further $50 million revolving credit facility. As of September 30, 2013, the Partnership had an undrawn balance of $45 million under the revolving credit facility. The loan bears interest at LIBOR plus a margin and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018.

Golar Winter and Golar Grand Lease termination

In connection with the refinancing of the Golar Winter and the Golar Grand in June 2013, we made a cash payment of $251.0 million to the lessors to terminate the respective lease financing agreements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels.

Cash Distributions

On May 16, 2013, we paid a quarterly cash distribution with respect to the quarter ended March 31, 2013 of $0.515 per unit. This cash distribution, amounting to $30.6 million in the aggregate, was paid to all unitholders of record as of the close of the business on May 9, 2013.

On August 14, 2013, we paid a quarterly cash distribution with respect to the quarter ended June 30, 2013 of $0.515 per unit. This cash distribution, amounting to $30.6 million in the aggregate, was paid to all unitholders of record as of the close of the business on August 5, 2013.

On November 14, 2013, we paid a quarterly cash distribution with respect to the quarter ended September 30, 2013 of $0.5225 per unit. This cash distribution, amounting to $31.1 million in the aggregate, was paid to all unitholders of record as of the close of the business on November 4, 2013.

Results of Operations

Three Month Period Ended September 30, 2013 Compared with the Three Month Period Ended September 30, 2012

The following table presents details of our consolidated and combined revenues and expense information for the three month period ended September 30, 2013 compared to the three months ended September 30, 2012:

	Three Months Ended September 30,		$	%
(in thousands of $, except TCE)	2013	2012	Change	Change
Operating revenue	87,633	79,662	7,971	10%
Vessel operating expenses	(12,575)	(10,891)	(1,684)	15%
Voyage and commission expenses	(736)	(1,177)	441	(37)%
Administrative expenses	(1,020)	(1,677)	657	(39)%
Depreciation and amortization	(17,485)	(13,911)	(3,574)	26%
Interest income	266	439	(173)	(39)%
Interest expense	(11,381)	(10,892)	(489)	4%
Other financial items	(4,097)	(829)	(3,268)	394%
Taxes	(2,599)	(3,332)	733	(22)%
Net income	38,006	37,392	614	2%
Non-controlling interest	(2,627)	(2,760)	133	(5)%

TCE (1) (to the closest $100)	118,100	121,900	(3,800)	(3)%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a computation of TCE.

Operating revenues: Total operating revenues increased by $8.0 million to $87.6 million for the three months ended September 30, 2013 compared to $79.7 million for the same period in 2012. This is principally due to:

•	revenue contribution in the three months ended September 30, 2013 of $6.6 million from the Golar Maria following her acquisition in February 2013;

•	increased hire rates for the Golar Winter earning additional revenues of $0.3 million from August 2013 following the completion of her modification works; and

•
increased hire rates under the Petrobras' charters (in accordance with charterer's bi-ennial review to reflect inflation increases) with respect to our FSRU vessels, the Golar Winter and the Golar Spirit, effective from April 2013.

The average daily time charter equivalent rate, or TCE, for the third quarter of 2013 has decreased to $118,100 compared to $121,900 for the same period in 2012. The decrease is primarily driven by the Golar Maria's average daily TCE. Whilst the revenue contribution is lower as she is operating as an LNG carrier, thus impacting the average daily TCE, her corresponding vessel operating expenses are also lower.

Vessel operating expenses: The increase of $1.7 million in vessel operating expenses to $12.6 million for the three months ended September 30, 2013 as compared to $10.9 million in 2012 is mainly due to:

•	incremental operating costs of $1.1 million relating to the Golar Maria for the period since her acquisition in February 2013;

•
an increase in ship management fees by $0.4 million as a result of the agreed uplift effective from January 2013 as recharged by Golar to us for the provision of technical and commercial management of our vessels; and

•	un-scheduled maintenance work on the Golar Grand resulting in higher repairs and maintenance costs.

Voyage and commission expenses: Voyage and commission expenses for the three months ended September 30, 2013 decreased by $0.4 million to $0.7 million compared to the same period in 2012. Voyage expenses largely relate to brokers commissions and vessel positioning costs.

Administrative expenses: Administrative expenses decreased by $0.7 million, to $1.0 million for the three months ended September 30, 2013 compared to $1.7 million for the same period in 2012.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the three months ended September 30, 2013 and 2012, we incurred charges of $0.5 million and $0.9 million, respectively. Furthermore, in relation to the Dropdown Predecessor, for the historic periods prior to acquisition of the NR Satu and the Golar Grand in 2012, administrative expenses were carved out from the administrative expenses of Golar and allocated to us based on Golar's fleet size which amounted to $0.3 million for the three months ended September 30, 2012. The balance of administrative expenses amounting to $0.5 million and $0.5 million for the three months ended September 30, 2013 and 2012, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and amortization: Depreciation and amortization increased by $3.6 million to $17.5 million for the three months ended September 30, 2013, compared to $13.9 million for the same period in 2012 primarily due to (i) depreciation of the Golar Maria following her acquisition in February 2013; (ii) amortization of the higher capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess pursuant to the completion of their scheduled drydockings during the first half of 2013; and (iii) amortization of the cost of modification works of the Golar Winter pursuant to the completion of her agreed modification in July 2013.

Interest income: Interest income decreased by $0.2 million during the three months ended September 30, 2013 compared to the three months ended September 30, 2012. This was mainly due to the decrease in LIBOR rates. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $0.5 million to $11.4 million for the three months ended September 30, 2013 compared to $10.9 million for the three months ended September 30, 2012. This was principally due to (i) the impact of the new Golar Partners Operating ($275 million) facility, secured against the Golar Winter and the Golar Grand, entered into in June 2013. The facility is larger and accrues interest at a higher rate than the two leases it replaces; and (ii) additional interest expense on the Golar Maria facility which we assumed upon acquisition of the Golar Maria in February 2013. This was partially offset by a decrease in the NR Satu related interest expense, this was due to the acquisition of the NR Satu in mid-July 2012 which was originally financed by a vendor financing loan and then subsequently refinanced in December 2012. The interest on the refinanced NR Satu debt facility for the period was lower than the vendor financing loan it replaced.

Other financial items: Other financial items reflect a loss of $4.1 million and $0.8 million for the three months ended September 30, 2013 and 2012, respectively. This resulted principally from:

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $0.7 million to $0.9 million for the three months ended September 30, 2013 compared to $0.2 million for the same period in 2012. This was principally due to increased amortization of deferred financing costs of $0.6 million associated with our high-yield bonds issued in October 2012 and the NR Satu debt facility entered into in December 2012. There were no comparable costs in the same period in 2012.

Net realized and unrealized losses on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps resulted in a loss of $2.4 million for the three months ended September 30, 2013, compared to a loss of $2.0 million for the same period in 2012, as set forth in the table below:

	Three months ended September 30
(in thousands of $)	2013	2012	$ Change	% Change
Unrealized mark-to-market losses for interest rate swaps	(239)	(719)	480	(67)%
Interest expense on un-designated interest rate swaps	(2,187)	(1,238)	(949)	77%
	(2,426)	(1,957)	(469)	24%

As of September 30, 2013, we have an interest rate swaps portfolio with a notional value of $766.5 million (excluding the cross-currency interest rate swap), of which we hedge account for approximately 51% of these swaps. Accordingly, a further $1.6 million unrealized loss was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the three months ended September 30, 2013. A factor contributing to the net unrealized and realized loss of $2.4 million was our entry into new interest rate swap agreements since September 2012 with an initial notional amount of $300.2 million and an additional $50 million swap associated with the Golar Maria which we have assumed following her acquisition.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We terminated the Golar Winter lease and its associated swap in June 2013. Accordingly, we incurred a net foreign exchange gain of $nil and $1.6 million for the three months ended September 30, 2013 and 2012, respectively.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.

Net income: As a result of the foregoing, we earned net income of $38.0 million and $37.4 million for the three months ended September 30, 2013 and 2012, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Nine Month Period Ended September 30, 2013 Compared with the Nine Month Period Ended September 30, 2012

The following table presents details of our consolidated and combined revenues and expense information for the nine month period ended September 30, 2013 compared to the nine month ended September 30, 2012:

	Nine Months Ended September 30,		$	%
(in thousands of $, except TCE)	2013	2012	Change	Change
Operating revenue	240,859	209,458	31,401	15%
Vessel operating expenses	(39,775)	(32,437)	(7,338)	23%
Voyage and commission expenses	(3,948)	(2,219)	(1,729)	78%
Administrative expenses	(3,614)	(5,714)	2,100	(37)%
Depreciation and amortization	(48,150)	(36,800)	(11,350)	31%
Interest income	798	1,015	(217)	(21)%
Interest expense	(32,350)	(27,152)	(5,198)	19%
Other financial items	(3,132)	(4,350)	1,218	(28)%
Taxes	(9,753)	(4,948)	(4,805)	97%
Net income	100,935	96,853	4,082	4%
Non-controlling interest	(7,271)	(7,735)	464	(6)%
TCE (1) (to the nearest $100)	117,200	115,600	1,600	1%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a computation of TCE.

Operating revenues: Total operating revenues increased by $31.4 million to $240.9 million for the nine months ended September 30, 2013 compared to $209.5 million for the same period in 2012. This is due to (i) $18.2 million of revenue contribution for the Golar Maria following her acquisition in February 2013; (ii) $23.5 million of additional revenues representing nine months of revenues of the NR Satu, as compared to approximately five months for the same period in 2012, following her retrofit to an FSRU and the commencement of her long-term charter with PTNR in May 2012; (iii) the increased hire rates under the Petrobras charters (in accordance with charterer’s bi-ennial review to reflect inflation increases) with respect to the Golar Winter and the Golar Spirit, effective from April 2013; and (iv) increased hire rates for the Golar Winter from August 2013 pursuant to the completion of her modification works in July 2013 resulting in additional revenues of $0.3 million.

These were partially offset by a decrease in operating revenues of $12.3 million arising from the scheduled drydockings of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess.

The increase of $1,600 in the average daily time charter equivalent rate, or TCE, for the nine months ended September 30, 2013 to $117,200 compared to $115,600 for the same period in 2012, is primarily as a result of the NR Satu's additional revenues representing nine months of revenues compared to only five months for the same period in 2012 and increase in hire rates under the Petrobras' charters as described above however this was partially offset by the Golar Maria's average daily TCE. Whilst the revenue contribution is lower as she is operating as an LNG carrier, thus impacting the average daily TCE, her corresponding vessel operating expenses are also lower.

Vessel operating expenses: The increase of $7.3 million in vessel operating expenses to $39.8 million for the nine months ended September 30, 2013 as compared to $32.4 million in 2012 was due to: (i) incremental operating costs relating to the Golar Maria of $3.1 million for the period since her acquisition in February 2013; (ii) increase in ship management fees by $1.2 million as a result of the agreed uplift effective from January 2013 as recharged by Golar to us for the provision of technical and commercial management of our vessels; (iii) the NR Satu being fully operational as an FSRU for the nine months ended September 30, 2013, as compared to approximately five months for the same period in 2012 when she was undergoing her FSRU retrofitting; and (iv) un-scheduled maintenance work on the Golar Grand resulting in higher repairs and maintenance costs in 2013.

Voyage and commission expenses: Voyage and commission expenses increased by $1.7 million to $3.9 million for the nine months ended September 30, 2013 compared to $2.2 million for the same period in 2012 due to (i) the Golar Winter, the Golar Mazo and the Methane Princess incurring positioning costs to and from the shipyard at our cost for their scheduled drydockings in April 2013; and (ii) nine months of brokers' commissions compared to five months in the same period in 2012 relating to the NR Satu following the commencement of her charter in May 2012.

Administrative expenses: Administrative expenses decreased by $2.1 million, to $3.6 million for the nine months ended September 30, 2013 compared to $5.7 million for the same period in 2012.

We are party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis. Under this arrangement, for the nine months ended September 30, 2013 and 2012, we incurred charges of $1.9 million and $2.2 million, respectively. Furthermore, in relation to the Dropdown Predecessor, for the historic periods prior to the acquisition of the NR Satu and the Golar Grand in 2012, administrative expenses were carved out from the administrative expenses of Golar and a portion was allocated to us based on Golar's fleet size which amounted to $1.4 million for the nine months ended September 30, 2012. The balance of administrative expenses amounting to $1.7 million and $2.1 million for the nine months ended September 30, 2013 and 2012, respectively, relate to corporate expenses such as legal, accounting and regulatory compliance costs.

Depreciation and Amortization: Depreciation and amortization increased by $11.4 million to $48.2 million for the nine months ended September 30, 2013, compared to $36.8 million for the same period in 2012 primarily due to (i) depreciation of the Golar Maria following her acquisition in February 2013; (ii) amortization of the higher capitalized drydocking costs of the Golar Spirit, the Golar Winter, the Golar Mazo and the Methane Princess pursuant to the completion of their drydockings during the nine months ended September 30, 2013; and (iii) nine months' depreciation in 2013 compared to approximately five months for the FSRU retrofitting expenditure relating to the NR Satu following the completion of her retrofitting in April 2012.

Interest income: Interest income decreased by $0.2 million during the nine months ended September 30, 2013 compared to the same period in 2012. This was mainly due to the decrease in LIBOR rates. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $5.2 million to $32.4 million for the nine months ended September 30, 2013 compared to $27.2 million for the nine months ended September 30, 2012. This was principally due to (i) the acquisition of the NR Satu in mid-July 2012, which was originally financed with a vendor financing loan at the time of the acquisition. This was subsequently repaid in December 2012 with the proceeds from the NR Satu debt facility. Accordingly, the NR Satu related interest expense increased by $2.3 million to $4.3 million for the nine months ended September 30, 2013 compared to the same period in 2012. This was largely due to the recognition of only 2.5 months of interest expense on the NR Satu related debt during 2012, in contrast to a full nine months in 2013; (ii) the impact of the new Golar Partners Operating facility secured against the Golar Grand and the Golar Winter, entered into in June 2013. The new facility is larger and accrues interest at a higher rate than the two leases it replaces; (iii) we incurred an additional $0.8 million of interest expense on the Golar Maria facility which we assumed upon acquisition of the Golar Maria in February 2013; and (iv) in relation to our Dropdown Predecessor, for the historic periods prior to acquisition of the NR Satu and the Golar Grand in 2012, we recognized $0.7 million of carve-out adjustments compared to $nil in 2013.

Other financial items: Other financial items reflect a loss of $3.1 million and a loss of $4.4 million for the nine months ended September 30, 2013 and 2012, respectively. This resulted principally from:

Amortization of deferred financing costs: Amortization of deferred financing costs increased by $4.2 million to $4.9 million for the nine months ended September 30, 2013 compared to $0.7 million for the nine months ended September 30, 2012. This was principally due to the write-off of deferred financing costs of $2.7 million relating to the Golar Winter and Golar Grand leases following the termination of these lease arrangements in June 2013. In addition, in the nine months ended September 30, 2013, we also recognized additional amortization expense in respect of deferred financing costs arising on our high-yield bonds, which were issued in October 2012 and the NR Satu debt facility, which was entered into in December 2012, and the $275 million Golar Partners Operating credit facility entered into in June 2013. There were no comparable costs for the same period in 2012.

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps resulted in a gain of $1.4 million for the nine months ended September 30, 2013, compared to a loss of $4.7 million for the same period in 2012, as set forth in the table below:

	Nine months ended September 30
(in thousands of $)	2013	2012	$ Change	% Change
Unrealized mark-to-market gains/(losses) for interest rate swaps	6,856	(1,044)	7,900	(757)%
Interest expense on un-designated interest rate swaps	(5,438)	(3,607)	(1,831)	51%
	1,418	(4,651)	6,069	(130)%

As of September 30, 2013, our interest rate swaps portfolio had a notional value of $766.5 million (excluding the cross-currency interest rate swap), of which we hedge accounted for approximately 51% of these swaps. Accordingly, a further $5.8 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the nine months ended September 30, 2013. A factor contributing to the net unrealized and realized gain of $1.4 million for the nine months ended September 30, 2013 is the increase in long-term swap rates during 2013.

Included within net realized and unrealized gains and losses for the nine months ended September 30, 2013 and 2012, are $nil and net loss of $0.4 million, respectively, representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt (relating to our Dropdown Predecessor in respect of the NR Satu and the Golar Grand).

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred a net foreign exchange gain of $2.7 million and an unrealized net foreign exchange gain of $1.1 million for the nine months ended September 30, 2013 and 2012, respectively. This is mainly due to the appreciation of the US dollar against the British Pounds.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our charters with Petrobras and our Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate. The increase by $4.8 million to $9.8 million for the nine months ended September 30, 2013 is due to nine months of income taxes in respect of the NR Satu in 2013, as compared to approximately five months for the same period in 2012, following her retrofit to an FSRU and the commencement of her long-term charter with PTNR in May 2012.

Net income: As a result of the foregoing, we earned net income of $100.9 million and $96.9 million for the nine months ended September 30, 2013 and 2012, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

 Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.  Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds ("GBP").  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of September 30, 2013, our cash and cash equivalents, including restricted cash and short-term investments, was $74.2 million, and we had access to undrawn borrowing facilities of $65.0 million (a $20 million revolver under the NR Satu facility available until November 2019 and a $45 million undrawn balance available under the $50 million revolver under the Golar Partners Operating credit facility available until July 2018). Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and capital leases which would otherwise be paid out of our cash balances. Since September 30, 2013, significant transactions impacting our cash flows include:

•	In November 2013, we paid a cash distribution of $0.5225 per unit ($31.1 million in aggregate) with respect to the quarter ended September 30, 2013.

•	We repaid scheduled debt repayments amounting to $3.6 million.

As of September 30, 2013, our current liabilities exceeded current assets by $109.2 million. However, included within current liabilities are (i) mark-to-market valuations of our swap derivatives  of $33.7 million  maturing between 2013 and 2020 (see note 8 to the condensed interim financial statements for further detail). We have no intention of terminating these swaps and thus realizing these liabilities; and (ii) deferred drydocking and operating cost revenue of $17.7 million, which relates to charterhire received in advance from our charterers, thus no cash outflows are expected in respect of these liabilities. Notwithstanding this, current liabilities were significantly higher than that of current assets. This can largely be explained by the recent completion of an intense program of four drydockings (including the Winter modifications) in 2013, which resulted in significant expenditure in addition to offhire incurred with respect to three of the vessels whilst in drydock. The next scheduled drydockings are not due until 2015. Therefore we expect strong operating results for the remainder of 2013.  Accordingly, we believe our current resources, including our undrawn revolving credit facilities totalling $65 million, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, the repayment of long-term debt and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts due under these arrangements.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Nine months ended September 30,
(in thousands of $)	2013	2012
Net cash provided by operating activities	98,271	123,099
Net cash used in investing activities	(82,033)	(84,828)
Net cash used in financing activities	(32,733)	(36,983)
Net (decrease)/increase in cash and cash equivalents	(16,495)	1,288
Cash and cash equivalents at beginning of period	66,327	49,218
Cash and cash equivalents at end of period	49,832	50,506

In addition to our cash and cash equivalents noted above, as of September 30, 2013, we had short-term restricted cash and investments of $24.4 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for and over time are used to repay lease and loan obligations. As of September 30, 2013, our long-term restricted cash balances amounted to $145 million and represents security for our Methane Princess capital lease obligation and therefore, will be released over time in connection with the repayment of this lease.

Net Cash Provided by Operating Activities

Cash generated from operations decreased by $24.8 million to $98.3 million for the nine months ended September 30, 2013 compared to $123.1 million for the same period in 2012. This was primarily due to the following:

•	decrease in operating revenues of $12.3 million in 2013 arising from four scheduled drydockings during 2013;

•	increase in drydocking expenditure by $41.8 million due to four scheduled drydockings in the nine months ended September 30, 2013 compared to only one in the comparative period in 2012; and

•	higher interest costs in 2013 associated with the borrowings under the NR Satu facility, the assumed Golar Maria facility from February 2013 and the Golar Partners Operating credit facility.

The decrease was partially offset by improvement in overall trading through the contributions from: (i) the NR Satu earning nine months of revenues for the nine months ended September 30, 2013 as compared to approximately five months for the same period in 2012 following the commencement of her charter in May 2012; (ii) the Golar Maria, following her acquisition in February 2013; (iii) the increased hire rates under the Petrobras charters (in accordance with charterer's bi-ennial review to reflect inflation increases) with respect to the Golar Winter and the Golar Spirit, effective from April 2013; and (iv) increased hire rates for the Golar Winter from August 2013 pursuant to the completion of her modification works in July 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities of $82.0 million for the nine months ended September 30, 2013 arose mainly due to the $117.5 million of cash consideration paid (net of cash acquired) in connection with the acquisition of the Golar Maria in February 2013 and additions to vessels and equipment relating to the Golar Winter modification. This was partially offset by the release of the restricted cash relating to the Golar Grand lease following the termination of the lease in June 2013 and the release of restricted cash deposits relating to the Mazo facility which had been fully repaid in June 2013.

Net cash used in investing activities of $84.8 million in 2012 arose mainly due to additions to vessels and equipment of $77.4 million primarily in relation to the FSRU retrofitting of the NR Satu, which was completed in April 2012.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from new equity issuances and debt and contributions from owners. This is partially offset by debt repayments, repayments of invested equity and cash distributions.

Net cash used in financing activities during the nine months ended September 30, 2013 of $32.7 million mainly related to the repayment of long-term debt and lease obligations of $63.1 million, payments in connection with the Golar Winter and Golar Grand lease terminations of $251 million (including the related Golar Winter currency swap termination) and payment of cash distributions during the period of $88.7 million, partially offset by the following:

•	net proceeds from the February 2013 equity offerings of $130.2 million;

•	the proceeds of $230 million from the refinancing of the Golar Winter and the Golar Grand; and

•draw down on the Sponsor credit facility of $20 million from Golar.

Net cash used in financing activities during the nine months ended September 30, 2012 of $37 million was mainly due to the following:

•acquisition of Golar's interest in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million (excluding working capital adjustments) of which $230 million was financed through the net proceeds from the July 2012 equity offering and $155 million from the related vendor financing loan which was settled in December 2012 using the net proceeds from the NR Satu facility;

•repayments of long-term debt and lease obligations of $35.4 million;

•payment of cash distributions of $55.1 million; and

•contributions from the Dropdown Predecessor's funding of $65.8 million.

Borrowing Activities

Long-Term Debt.  As of September 30, 2013 and December 31, 2012, our long-term debt consisted of the following:

(in thousands of $)	September 30, 2013	December 31, 2012
Mazo facility	—	13,521
Golar Maria facility	85,775	—
Golar LNG Partners credit facility	231,000	247,500
Golar Freeze facility	78,445	89,647
High-yield bonds	216,148	233,804
Golar Partners Operating credit facility	225,000	—
NR Satu facility	144,275	155,000
Total	980,643	739,472

Our outstanding debt of $980.6 million as of September 30, 2013, is repayable as follows:

Period ended December 31, (in thousands of $)

2013 (three months ended)	19,125
2014	151,363
2015	99,782
2016	57,550
2017	278,698
2018 and thereafter	374,125
Total	980,643

As of September 30, 2013 and December 31, 2012, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 0.95% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Mazo Facility

The Mazo facility was fully repaid in June 2013 and the corresponding restricted cash balances were released to cash. See “Debt and Lease Restrictions.”

Golar Maria Facility
In connection with the acquisition of the Golar Maria in February 2013, we assumed all obligations under the $120 million secured loan facility in respect of the vessel. As of September 30, 2013, we had $85.8 million of borrowings outstanding under the Golar Maria facility.

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).

As of September 30, 2013, the revolving credit facility provided for available borrowings of up to $231 million, of which $231 million was outstanding. Accordingly, as of September 30, 2013, we have no ability to draw additional amounts under this facility.

Golar Freeze facility

In connection with our acquisition of the Golar Freeze, we assumed all obligations under the $125 million credit facility in respect of the Golar Freeze (the Golar Freeze credit facility). As of September 30, 2013, there was $78.4 million of borrowings outstanding under the Golar Freeze credit facility. As of September 30, 2013, the value of the restricted cash deposit secured against the loan was $8.9 million.

High-yield bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. As of September 30, 2013, the outstanding aggregate principal amount of the bonds was equivalent to approximately $216.1 million.

NR Satu Facility

In December 2012, we entered into a seven year, $175.0 million secured loan facility (or the NR Satu facility). The NR Satu facility is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. As of September 30, 2013, we had not borrowed under the $20 million revolving facility and recorded $10 million as a restricted cash deposit secured against the loan. As of September 30, 2013, we had $144.3 million of borrowings outstanding under the NR Satu facility.

Golar Partners Operating credit facility (Golar Winter and Golar Grand facility)

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility. As of September 30, 2013, the Partnership had an undrawn balance of $45 million under the revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin.
Under the facility agreement, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•	terminate or materially amend the Golar Winter or Golar Grand charters;

•	enter into any sale transactions in respect of the Golar Winter or Golar Grand;

•	enter into any transaction with related parties other than on an arms' length basis; and

•	change our type of organization or jurisdiction of organization.

In addition, we are required under the facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Winter and Golar Grand, maintain all licenses necessary for ownership and operation of the Golar Winter and Golar Grand and maintain their names, registration under the laws of their flag states and class certifications with no material overdue recommendations.

The financial covenants under the facility require us to maintain as of the end of each quarterly period during and as of the end of each fiscal year:

•	$25 million from July 1, 2013 to June 30, 2014 and $30 million from July 1, 2014 until the maturity date;

•	a minimum EBITDA to debt service ratio of 1.15:1;

•	a maximum net debt to EBITDA ratio of 6.5:1; and

•	a minimum consolidated net worth of $123.95 million.

Short-Term Debt

Sponsor Credit Facility

In connection with our IPO, we entered into a $20 million revolving interest-free credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements. As of September 30, 2013, we had $20 million of borrowings outstanding under the sponsor credit facility and no ability to incur additional borrowings.

 Capital Lease Obligations.  The following is a summary of our capital lease obligations. As of September 30, 2013, we are committed to make minimum rental payments under the Methane Princess lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2013 (three months ended)	1,827
2014	7,581
2015	7,875
2016	8,174
2017	8,483
2018 and thereafter	188,281
Total minimum lease payments	222,221
Less: Imputed interest	(66,826)
Present value of minimum lease payments	155,395

Methane Princess Lease.  In August 2003, Golar entered into a finance lease arrangement with the U.K. Lessor of the Methane Princess. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of September 30, 2013, was $150.4 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the U.K. vessel lessor or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate our remaining U.K. tax lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations.

Golar Winter Lease and Grand Lease. In connection with the refinancing of the Golar Winter and the Golar Grand in June 2013, we made a cash payment of $251 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap) and to acquire the legal title of both these vessels.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose certain operating and financing restrictions on us and our subsidiaries. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regard to cash restrictions, we have covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. As of September 30, 2013, we were in compliance with all covenants of our various debt and lease agreements.

In April 2013, we received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. As discussed in note 2 to our interim condensed financial statements, following the first AGM of common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders. Absent this waiver, we would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of our board of directors. Subsequently, the loan agreements were amended to take account of the change of control over the Partnership and the Partnership is now in compliance with all covenants and expects to remain so for the foreseeable future.

Capital Commitments

Drydockings

From now through to December 31, 2017, four of our vessels will undergo their scheduled drydockings. We estimate that we will spend in total approximately $20 million for drydocking and classification surveys on these vessels. This estimate excludes expected drydocking costs in respect of the Golar Mazo which we recover from the charterer. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Critical Accounting Policies

The preparation of our condensed consolidated and combined carve-out interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgement, please read Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included in our 2012 Annual Report filed on Form 20-F.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of September 30, 2013 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2013	Due in 2014-2015	Due in 2016-2017	Due Thereafter
Long-term debt	980.6	19.1	251.2	336.2	374.1
Short-term debt due to related parties	20.0	—	20.0	—	—
Interest commitments on long-term debt - floating and other interest rate swaps (1)(2)	160.2	16.7	74.6	53.7	15.2
Capital lease obligations	155.4	(0.1)	0.4	1.7	153.4
Interest commitments on capital lease obligations (1)(3)	66.8	1.9	15.1	14.9	34.9
Other long-term liabilities (4)	—	—	—	—	—
Total	1,383.0	37.6	361.3	406.5	577.6

(1)                                  Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.57% as of September 30, 2013 and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed GBP LIBOR of 5.2%.

(2)     As of September 30, 2013, we are over-hedged as our notional value of interest rate swap arrangements is greater than the principal of our debt, lease and net capital lease obligation. This is due to our entry into a number of swaps to replace those that are close to maturity.

(3)                                  In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

(4)                                  Our consolidated balance sheet as of September 30, 2013 includes $18.1 million classified as “Other long-term liabilities” which represents deferred credits. These liabilities have been excluded from the above table as these relate to deferred income as opposed to future cash outflows for financial liabilities.

Off-Balance Sheet Arrangements

As of September 30, 2013, we do not have any off balance-sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined financial statements included in our 2012 Annual Report on Form 20-F.  Further information on our exposure to market risk is included in Note 24 — Financial Instruments to our audited consolidated and combined carve-out financial statements included in our 2012 Annual Report on Form 20-F.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of September 30, 2013, the notional amount of the interest rate swaps outstanding in respect of our debt and capital lease obligation, net of restricted cash, was $993.7 million (including the cross currency interest rate swap of $227.2 million). The principal of the long-term loans and capital lease obligations outstanding, net of restricted cash, as of September 30, 2013, was $966.7 million. Based on the excess of the notional amount of our interest rate swaps above the principal of our debt and net capital lease obligations, which amounted to $26.3 million as of September 30, 2013, a 1% increase in the floating interest rate would increase interest expense by $1.5 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2013, please read Note 8 to the condensed consolidated and combined carve-out interim financial statements for the period ended September 30, 2013.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to our leases and the administrative expenses we will be charged by Golar Management in the U.K.; operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our GBP expenses for the nine months ended September 30, 2013, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.5 million for the nine months ended September 30, 2013. Based on our Brazilian Reais revenues and expenses for the nine months ended September 30, 2013, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses for the nine months ended September 30, 2013 by approximately $0.6 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in GBP, although it is hedged by the GBP cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the GBP cash deposit. Based on this lease obligation and the related cash deposit as of September 30, 2013, a 10% appreciation in the U.S. Dollar against GBP would give rise to a net foreign exchange movement of approximately $0.5 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro, Brazilian Reais or Indonesian Rupiah. Based on the crew costs for the nine months ended September 30, 2013, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Reais and the Indonesian Rupiah would have increased our crew cost by approximately $1.3 million for the nine months ended September 30, 2013.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended September 30,		Nine months ended September 30,
average daily TCE)	2013	2012	2013	2012
Total operating revenues	87,633	79,662	240,859	209,458
Voyage expenses	(736)	(1,177)	(3,948)	(2,219)
	86,897	78,485	236,911	207,239
Calendar days less scheduled off-hire days	736	644	2,022	1,793
Average daily TCE (to the closest $100)	$118,100	$121,900	$117,200	$115,600

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended September 30, 2013 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·                  market trends in the FSRU and LNG carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

·                  our and Golar’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·                  our ability to increase distributions and the amount of any such increase;

·                  the earnings and other contributions to our operating results of the LNG carriers, the Golar Grand and the Golar Maria which we acquired in November 2012 and February 2013, respectively;

·                  our ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Grand and the Golar Maria;

·                  our anticipated growth strategies;

·                  the effect of the worldwide economic slowdown;

·                  turmoil in the global financial markets;

·                  fluctuations in currencies and interest rates;

·                  general market conditions, including fluctuations in charter hire rates and vessel values;

·                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

·                  forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

·                  our future financial condition or results of operations and our future revenues and expenses;

·                  the repayment of debt and settling of interest rate swaps;

·                  our ability to make additional borrowings and to access debt and equity markets;

·                  planned capital expenditures and availability of capital resources to fund capital expenditures;

·                  the exercise of purchase options by our charterers;

·                  our ability to maintain long-term relationships with major LNG traders;

·                  our ability to leverage Golar’s relationships and reputation in the shipping industry;

·                  our ability to purchase vessels from Golar in the future;

·                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·                  timely purchases and deliveries of newbuilding vessels;

·                  future purchase prices of newbuildings and secondhand vessels;

·                  our ability to compete successfully for future chartering and newbuilding opportunities;

·                  acceptance of a vessel by its charterer;

·                  termination dates and extensions of charters;

·                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·                  availability of skilled labor, vessel crews and management;

·                  our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·                  the anticipated taxation of our partnership and distributions to our unitholders;

·                  estimated future maintenance and replacement capital expenditures;

·                  our ability to retain key employees;

·                  customers’ increasing emphasis on environmental and safety concerns;

·                  potential liability from any pending or future litigation;

·                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·                  future sales of our securities in the public market;

·                  our business strategy and other plans and objectives for future operations; and

·                  other factors detailed from time to time in other periodic reports we file with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094) ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012 AND THE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON OCTOBER 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: December 4, 2013	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Executive Officer